UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

COMPUTER PROGRAMS AND SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205306103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205306103	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) M. Kenny Muscat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 763,231 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 763,231 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,231
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: Computer Programs and Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 6600 Wall Street Mobile, Alabama 36695

Item 2.	(a)	Name of Person Filing: M. Kenny Muscat

	(b)	Address of Principal Business Office, or if None, Residence: 15507 Scenic Hwy 98 Point Clear, Alabama 36564

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 205306103

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Page 4 of 5 Pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 763,231

	(b)	Percent of Class: 7.3%

	(c)	Number of Shares as to Which Such Person has:

		(i)	Sole Power to Vote or Direct the Vote. 763,231

		(ii)	Shared Power to Vote or to Direct the Vote. -0-

		(iii)	Sole Power to Dispose or to Direct the Disposition of. 763,231

		(iv)	Shared Power to Dispose or to Direct the Disposition of. -0-

Item 5.	Ownership of Five Percent (5%) or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent (5%) on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2005
Date

/s/ M. Kenny Muscat
M. Kenny Muscat